SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 24)*

OPKO Health, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

68375N103
(CUSIP Number)

Camielle Green Associate General Counsel, Secretary OPKO Health, Inc. 4400 Biscayne Boulevard Miami, Florida 33137 Telephone: (305) 575-4100
(Name, address and telephone number of person authorized to receive notices and communications)

August 27, 2024
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68375N103	Schedule 13D	PAGE 2 of 7

1	NAME OF REPORTING PERSONS Frost Gamma Investments Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC,OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
	7	SOLE VOTING POWER
NUMBER OF		211,232,222	Shares
SHARES BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		-
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER
WITH		211,232,222	Shares
	10	SHARED DISPOSITIVE POWER
		-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	211,232,222	Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30.5%(1)
14	TYPE OF REPORTING PERSON OO

(1)	Calculated based on (i) 691,986,795 shares outstanding as of August 27, 2024, as communicated by the Issuer to the Reporting Person.

CUSIP No. 68375N103	Schedule 13D	PAGE 3 of 7

1	NAME OF REPORTING PERSONS Frost Nevada Investments Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
	7	SOLE VOTING POWER
NUMBER OF		30,127,177	Shares
SHARES BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		-
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER
WITH		30,127,177	Shares
	10	SHARED DISPOSITIVE POWER
		-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	30,127,177	Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.4%(1)
14	TYPE OF REPORTING PERSON OO

(1)	Calculated based on 691,986,795 shares outstanding as of August 27, 2024, as communicated by the Issuer to the Reporting Person.

CUSIP No. 68375N103	Schedule 13D	PAGE 4 of 7

1	NAME OF REPORTING PERSONS Phillip Frost, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	7	SOLE VOTING POWER
NUMBER OF		247,228,350	Shares
SHARES BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		2,851,830	Shares
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER
WITH		247,228,350	Shares
	10	SHARED DISPOSITIVE POWER
		2,851,830	Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	250,080,180	Shares(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
36.0%(2)
14	TYPE OF REPORTING PERSON IN

(1)

Includes (i) 3,068,951 shares of Common Stock held individually by Dr. Frost; (ii) 30,127,177 shares of Common Stock held by the Frost Nevada Investments Trust, which is controlled by Dr. Frost as sole trustee; (iii) options to acquire 2,800,000 shares of Common Stock, which are exercisable within 60 days; (iv) 211,232,222 shares of Common Stock held by the Gamma Trust, which is controlled by Dr. Frost as sole trustee; and (v) 2,851,830 shares of Common Stock held by the Phillip and Patricia Frost Philanthropic Foundation, Inc., which is controlled by Dr. Frost and his wife.  Dr. Frost’s ownership position excludes restricted stock units that give him a contingent right to receive up to 500,000 shares of Common Stock.

(2)

Calculated based on (i) 691,986,795 shares outstanding as of August 27, 2024, as communicated by the Issuer to the Reporting Person; and (ii) options to acquire 2,800,000 shares of Common Stock, which are exercisable within 60 days.

CUSIP No. 68375N103	Schedule 13D	PAGE 5 of 7

EXPLANATORY NOTE

This Amendment No. 24 (the “Amendment”) amends and supplements the statement on Schedule 13D filed on February 15, 2007, as amended by Amendment No. 1 to the Schedule 13D filed on April 6, 2007, as amended by Amendment No. 2 to the Schedule 13D filed on August 2, 2007, as amended by Amendment No. 3 to the Schedule 13D filed on February 14, 2008, as amended by Amendment No. 4 to Schedule 13D filed on August 21, 2008, as amended by Amendment No. 5 to the Schedule 13D filed on February 26, 2009, as amended by Amendment No. 6 to the Schedule 13D filed on March 19, 2009, as amended by Amendment No. 7 to the Schedule 13D filed on October 1, 2009, as amended by Amendment No. 8 to the Schedule 13D filed on March 28, 2011, as amended by Amendment No. 9 to the Schedule 13D filed on October 24, 2011, as amended by Amendment No. 10 to the Schedule 13D filed on October 11, 2012, as amended by Amendment No. 11 to the Schedule 13D filed on March 21, 2013, as amended by Amendment No. 12 to the Schedule 13D filed on September 16, 2013, as amended by Amendment No. 13 to the Schedule 13D filed on February 17, 2015, as amended by Amendment No. 14 to the Schedule 13D filed on December 18, 2015, as amended by Amendment No. 15 to Schedule 13-D filed on September 20, 2017, as amended by Amendment No. 16 to Schedule 13-D filed on November 20, 2018, as amended by Amendment No. 17 to Schedule 13-D filed on March 20, 2019, as amended by Amendment No. 18 to Schedule 13-D filed on March 22, 2019, as amended by Amendment No. 19 to Schedule 13-D filed on November 1, 2019, as amended by Amendment No. 20 to Schedule 13-D filed on August 19, 2022, as amended by Amendment No. 21 to Schedule 13-D filed on February 21, 2023, as amended by Amendment No. 22 to Schedule 13-D filed on January 22, 2024, as amended by Amendment No. 23 to schedule 13-D filed on January 24, 2024  (collectively, the “Original Schedule 13D”), by The Frost Group, LLC (the “Frost Group”), a previously reporting entity, Frost Gamma Investments Trust (“Gamma Trust”), Frost Nevada Investments Trust (“Frost Nevada”), and Phillip Frost, M.D. (“Dr. Frost”). This Amendment is filed pursuant to the Joint Filing Agreement as executed by the reporting persons listed on the cover pages to this Amendment. The Joint Filing Agreement, filed as Exhibit 1 to Amendment No. 15 to the Schedule 13D filed on September 20, 2017, is hereby incorporated by this reference.   This Amendment is filed with respect to the common stock, par value $0.01 per share (“Common Stock”), of OPKO Health, Inc., a Delaware corporation (the “Issuer”).

This Amendment is being filed solely as a result of a change in the Issuer's number of outstanding shares of Common Stock.

ITEM 5.	Interest in Securities of the Issuer. Item 5 (a)-(d) is deleted in its entirety and replaced with the following text:

(a)-(b) Gamma Trust directly beneficially owns 211,232,222 shares of Common Stock. The 211,232,222 total shares of Common Stock beneficially owned by Gamma Trust constitute approximately 30.5% of the Issuer’s outstanding shares of Common Stock, based upon (i) 691,986,795 shares of Common Stock outstanding as of August 27, 2024 as communicated by the Issuer to the Reporting Person. Dr. Frost is the sole trustee of Gamma Trust and holds sole voting and dispositive power with respect to 211,232,222 shares of Common Stock.

Frost Nevada directly beneficially owns 30,127,177 shares of Common Stock. The 30,127,177 total shares of Common Stock beneficially owned by Frost Nevada constitute approximately 4.4% of the Issuer’s outstanding shares of Common Stock, based upon 691,986,795 shares of Common Stock outstanding as of August 27, 2024 as communicated by the Issuer to the Reporting Person. Dr. Frost is the sole trustee of Frost Nevada and holds sole voting and dispositive power with respect to 30,127,177 shares of Common Stock.

Dr. Frost, as the sole trustee of Gamma Trust, may be deemed to beneficially own the 211,232,222 shares of Common Stock beneficially owned by Gamma Trust. Dr. Frost, as the sole trustee of Frost Nevada, may be deemed to beneficially own the 30,127,177 shares of Common Stock beneficially owned by Frost Nevada. In addition, the Phillip and Patricia Frost Philanthropic Foundation, Inc., which is controlled by Dr. Frost and his wife, owns 2,851,830 shares of Common Stock. Dr. Frost individually owns 3,068,951 shares of Common Stock and has stock options to acquire 2,800,000 shares of Common Stock, which are exercisable within 60 days of the date hereof, and has sole voting and dispositive power over each. The 250,080,180 shares of Common Stock beneficially owned by Dr. Frost constitute approximately 36.0% of the Issuer’s outstanding shares of Common Stock, based upon (i) 691,986,795 shares of Common Stock outstanding as of  August 27, 2024 as communicated by the Issuer to the Reporting Person; and (ii) options to acquire 2,800,000 shares of Common Stock, which are exercisable within 60 days of the date hereof. Dr. Frost, as sole trustee of Gamma Trust, has sole voting and dispositive power over 211,232,222 shares of Common Stock. Dr. Frost, as sole trustee of Frost Nevada, has sole voting and dispositive power over 30,127,177 shares of Common Stock. Dr. Frost has shared voting and dispositive power with respect to 2,851,830 shares of Common Stock owned by the Phillip and Patricia Frost Philanthropic Foundation, Inc. Dr. Frost’s ownership position excludes restricted stock units that give him a contingent right to receive up to 500,000 shares of Common Stock.

CUSIP No. 68375N103	Schedule 13D	PAGE 6 of 7

(c) In the last 60 days prior to the filing of this Amendment No. 24, Frost Nevada and Gamma Trust have not effected any transactions in the shares of Common Stock.

In the last 60 days prior to the filing of this Amendment No. 24, Dr. Frost was awarded a total of 500,000 shares of restricted stock units.  Each restricted stock unit represents a contingent right to receive one share of Common Stock upon the vesting of the award. The restricted stock units vest 50% on the second anniversary of the grant date, then 25% on each of the following two years.

(d) Except as described herein, no other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of the Issuer beneficially owned by them.

CUSIP No. 68375N103	Schedule 13D	PAGE 7 of 7

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Frost Gamma Investments Trust

Dated:	August 29, 2024	By:	/s/ Phillip Frost, M.D.
		Name:	Phillip Frost, M.D.
		Title:	Sole Trustee

Frost Nevada Investments Trust

Dated:	August 29, 2024	By:	/s/ Phillip Frost, M.D.
		Name:	Phillip Frost, M.D.
		Title:	Sole Trustee

Dated:	August 29, 2024	By:	/s/ Phillip Frost, M.D.
		Name:	Phillip Frost, M.D.
		Title:	Phillip Frost, M.D., Individually